Exhibit 99.j(3)

KPMG LLP

345 Park Avenue

New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report, dated February 14, 2020, with respect to the financial statements and financial highlights of Credit Suisse Trust Commodity Return Strategy Portfolio, as of December 31, 2019, and for the respective years or period presented therein, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers– Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York
April 4, 2022

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.